UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.331/3 per share
(Title of Class of Securities)

M6158M104
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M6158M104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Izzy Sheratzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,077,317 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,077,317 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,077,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.11%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a) Name of Issuer:  Ituran Location and Control Ltd.

(b) Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

(a) Name of Person Filing: Izzy Sheratzky.

(b) Address of Principal Business Office: c/o Ituran Location & Control Ltd., 3 Hashikma Street, Azour, 58001, Israel.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Ordinary Shares.

(e) CUSIP Number -  M6158M104.

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

(a)    Amount Beneficially Owned: 4,077,317 ordinary shares of the issuer.

As detailed below, this amount is composed of 1,365 ordinary shares directly held by Mr. Sheratzky's wife, Maddie Sheratzky (with respect to which Mr. Sheratzky is deemed to have shared voting and dispositive power); and 4,075,952 ordinary shares held by Moked Ituran Ltd. ("Moked").

Mr. Sheratzky is the controlling person of Moked Services, Information, Management and Investments Ltd., which holds 38% of the share capital and 51.4% of the voting rights of Moked, the holder of approximately 19.11% of the issuer's share capital. In view of the above and the shareholders agreement among the shareholders of Moked, Mr. Sheratzky is deemed to have shared voting and dispositive power with respect to Moked's shares of the issuer. The Moked's shareholders agreement, and its first and second amendment, are incorporated herein by reference as exhibits.

(b)  Percent of Class: 19.11% (calculated based on the amount of the outstanding ordinary shares of the issuer, exclusive of the ordinary shares held by the issuer).

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,077,317

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 4,077,317

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

As noted above, Mr. Sheratzky is the controlling person of Moked Services, Information, Management and Investments Ltd., which holds shares of the issuer through Moked Ituran Ltd. See Item 4(a) above.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

               Not applicable.

Item 11.  Exhibits

Shareholders agreement dated May 28, 1998, as amended on September 6, 2005 and on 17 September 2014, attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, are incorporated by reference herein.

The second amendment to Shareholders Agreement dated May 28, 1998, from September 17, 2014 attached as Exhibit (c) to form 13G filed by this reporting person on February 17, 2015, are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Signature:	/s/ Izzy Sheratzky
Name:	Izzy Sheratzky

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).